EXHIBIT 99.1

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Western Gold Resources, Inc.

We have audited the accompanying consolidated balance sheet of Western Gold Resources, Inc. (a development stage company) and its subsidiaries as of December 31, 2002 and the related consolidated statements of operations, cash flows and stockholders’ equity for each of years in the two-year period then ended and the period from January 4, 1994 (inception) through December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Western Gold Resources, Inc. (a development stage company) and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2002 and the period from January 4, 1994 (inception) through December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ HORWATH GELFOND HOCHSTADT PANGBURN, P.C.

Denver, Colorado

October 2, 2003

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Western Gold Resources, Inc.

(A Development Stage Company)

Consolidated Balance Sheets

(In Thousands)

	June 30,	December 31,
	2003	2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 474	$ 1
Other current assets	5	-
Total current assets	479	1
Estrades mine	4,237	4,090
Assets held for sale	431	-
Deferred acquisition costs	20	-
	$ 5,167	$ 4,091

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$ 77	$ 25
Accounts payable, affiliates	87	35
Notes payable, related parties	144	180
Total current liabilities	308	240
Deferred gain	142	-
Estimated reorganization liabilities	256	-
Notes payable, related parties	1,080	-
Total long-term liabilities	1,478	-
Total liabilities	1,786	240

Commitments and contingencies

STOCKHOLDERS’ DEFICIT
Common stock, par value $0.000167642 per share; authorized 149,128; issued, 23,365 and 16,111 at June 30, 2003 (unaudited) and December 31, 2002, respectively	4	3
Capital in excess of par value	4,864	4,135
Treasury stock, 2,400 shares (unaudited)	(1,136)	-
Deficit accumulated during the development stage	(351)	(287)
Total stockholders’ equity	3,381	3,851
	$ 5,167	$ 4,091
See notes to consolidated financial statements.

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Western Gold Resources, Inc.

(A Development Stage Company)

Consolidated Statements of Operations

(In Thousands)

	Cumulative from inception January 4, 1994 to June 30, 2003	Six Months Ended June 30,		Cumulative from inception January 4, 1994 to December 31, 2002	For years ended December 31,
		2003	2002		2002	2001
	(unaudited)	(unaudited)	(unaudited)
Costs and expenses:
General and administrative expenses	$ 351	$ 64	$ 40	$ 287	$ 77	$ 26

Loss before income taxes	(351)	(64)	(40)	(287)	(77)	(26)

Provision for income taxes	-	-	-	-	-	-

Net loss	$ (351)	$ (64)	$ (40)	$ (287)	$ (77)	$ (26)

See notes to consolidated financial statements.

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 Western Gold Resources, Inc.

(A Development Stage Company)

Consolidated Statements of Cash Flows

(In Thousands)

	Cumulative from inception January 4, 1994 to June 30, 2003	Six Months Ended June 30		Cumulative from inception January 4, 1994 to December 31, 2002	For Years Ended December 31,
		2003	2002		2002	2001
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net loss	$ (351)	$ (64)	$ (40)	$ (287)	$ (77)	$ (26)
Add (deduct) non-cash items:
Issuance of common shares for services	66	37	29	29	29	-
Change in non-cash items, net of APMI merger:
Accounts payable and accrued liabilities	75	15	-	60	59	-
Cash provided by ( used in) operating activities	(210)	(12)	(11)	(198)	11	(26)

Investing activities:
Cash acquired in APMI merger	76	76	-	-	-	-
Cash provided by investing activities	76	76	-	-	-	-

Financing activities:
Proceeds from notes payable, related parties	214	-	5	214	5	26
Repayment of notes payable, related parties	(125)	(91)	(11)	(34)	(34)	-
Proceeds from common share issuances	519	500	17	19	19	-
Cash provided by (used in) financing activities	608	409	11	199	(10)	26

Increase in cash and cash equivalents	474	473	-	1	1	-

Cash and cash equivalents:
Beginning of period	-	1	-	-	-	-

End of period	$ 474	$ 474	$ -	$ 1	$ 1	$ -

Supplemental non-cash investing and financing information:

On June 30, 2003, the Company and APMI completed a merger transaction, accounted for as a reverse acquisition of APMI by the Company.

Assets acquired:

Cash

$

76

Current Assets

5

Assets held for sale

431

Western Gold Resources, Inc. receivables

and deferred merger costs (eliminates upon merger)

242

Liabilities assumed:

Accounts payable and accrued liabilities

(76)

Accounts payable, affiliate

(87)

Deferred Gain

(142)

Estimated reorganization liabilities

(256)

Common stock issued

$

193

On June 30, 2003, the Company issued a $1,136 note payable, related parties, for the purchase of 2,400 shares of treasury stock.

See notes to consolidated financial statements.

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Western Gold Resources, Inc.

(A Development Stage Company)

Consolidated Statements of Stockholders’ Equity

(In Thousands)

	Common Shares	Common Stock	Capital in excess of par value	Treasury Stock	Deficit Accumulated During the Development Stage	Total

Initial issuance of common shares in January, 1994	3,780	$ -	$ -	$ -	$ -	$ -
Balance at December 31, 1994, 1995 and 1996	3,780	-				-
Issuance of common shares for
acquisition of Aurex in January 1997	2,400	-				-
Balance at December 31, 1997	6,180	-				-
Net loss for 1998					(110)	(110)
Balance at December 31, 1998	6,180				(110)	(110)
Net loss for 1999					(69)	(69)
Balance at December 31, 1999	6,180				(179)	(179)
Issuance of common shares for acquisition of
Estrades mine in January 2000	9,816	3	4,087			4,090
Net loss for 2000					(5)	(5)
Balance at December 31, 2000	15,996	3	4,087		(184)	3,906
Net loss	-	-	-		(26)	(26)
Balance at December 31, 2001	15,996	3	4,087		(210)	3,880
Net loss					(77)	(77)
Shares issued for cash	45	-	19			19
Shares issued for services	70	-	29			29
Balance at December 31, 2002	16,111	3	4,135		(287)	3,851
Shares issued for cash (unaudited)	1,200	-	500			500
Shares issued for services (unaudited)	89	-	37			37
Net loss (unaudited)					(64)	(64)
Acquisition of APMI on June 30, 2003 (unaudited)	5,965	1	192			193
Purchase of 2,400 shares of treasury stock in exchange for note payable (unaudited)				(1,136)		(1,136)
Balance at June 30, 2003 (unaudited)	23,365	$ 4	$ 4,864	$ (1,136)	$ (351)	$ 3,381

See notes to consolidated financial statements.

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Western Gold Resources, Inc.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.

ORGANIZATION, BASIS OF PRESENTATION AND MANAGEMENT’S PLAN

Organization and basis of presentation:

Western Gold Resources, Inc. (“the Company”), a Florida corporation, was incorporated on January 4, 1994. Based in Tucson, Arizona, the Company was formed to acquire and develop mineral properties throughout North America.  The Company owns one mineral property, the Estrades Mine, a polymetallic mine (zinc, gold, silver, copper and lead).  The Estrades Mine is located in the James Bay lowlands of northwestern Quebec, Canada.  The Company is in the development stage.

Effective June 30, 2003, a definitive Amended Agreement and Plan of Merger (the “Agreement”) was completed with Atlas Precious Metals Inc. (“APMI”).  Pursuant to the Agreement, the shareholders of the Company sold 100% of the issued and outstanding shares of Western Gold Resources, Inc. to APMI in exchange for 17,400,000 shares of APMI common stock.  Additionally, pursuant to the Agreement, APMI repurchased 2,400,000 shares of its post-transaction common stock from the controlling shareholders of WGR, in exchange for a $1,136,000 promissory note (Note 7).  The 15,000,000 shares represented approximately 72% of APMI’s total outstanding shares immediately following the exchange. Therefore, the Company accounted for the transaction as a reverse acquisition of APMI by the Company. The purchase price applied to the reverse acquisition was based on the net book value of the underlying assets of APMI prior to the transaction.  The historical stockholders’ equity of Western Gold Resources, Inc. prior to the exchange has been retroactively restated (a recapitalization) for the equivalent number of shares received in the exchange after giving effect to any differences in the par value of the APMI and Western Gold Resources, Inc. common stock, with an offset to capital in excess of par.  The deficit accumulated during the development stage of the accounting acquirer (the Company) has been carried forward after the exchange.

Prior to the exchange, 97% of APMI was owned by Atlas Minerals Inc. (“Atlas”).  The Chief Executive Officer of Atlas is the controlling shareholder of the Company.

Interim financial statements:

The  consolidated statements  of  operations  and cash  flows for the six months  ended  June 30,  2003  and  2002,  and the  consolidated statement of stockholders' equity for the six months ended  June 30, 2003,  have been prepared by the Company without audit.  In the opinion of management,  all adjustments (which  include  normal  recurring  adjustments)  necessary to present fairly the financial  position,  results of operations  and cash flows for all such periods have been made. The results of operations for the six months ended June 30, 2003, are not necessarily  indicative of the operating results for the full year.

Management’s plans:

The Company’s financial statements for the years ended December 31, 2001 and 2002 and for the six months ended June 30, 2003 (unaudited), show net losses of $26,000, $77,000 and $64,000, respectively, and the Company has relied on outside investors and its principal shareholder to provide funding.  The Company is in the process of seeking additional financing to further develop the Estrades Mine and for the possible acquisition and development of other mineral properties.  The additional financing is expected to be obtained through a private or public placement of common stock or some other financing arrangements on terms and conditions acceptable to the Company.  There is no assurance that these or any efforts to raise financing will be successful.  However, if the additional financing is not obtained, management believes that there are sufficient cash balances as of June 30, 2003, for the Company to meet its current obligations for the twelve months.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of Western Gold Resources, Inc. (“WGR”) and its subsidiaries.  All inter-company transactions have been eliminated.

Cash Equivalents – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Mineral Properties  -   In 1995, a group of private investors (the “Investors”), the majority of which were the founders and majority shareholders of the Company, acquired the Estrades Mine from a Canadian entity that was controlled by the Company’s majority shareholders.  In 2000, the Company acquired the Estrades Mine from the Investors in exchange for 9,816,000 shares of the Company’s common stock.  Due to the related party nature of these transactions, the Company recorded the Estrades Mine at the historical carrying value of property to the Canadian entity.  This carrying value represented the Canadian entity’s original acquisition cost of the property and development costs (including costs of mine related infrastructure, buildings and generators) incurred after the establishment of proven reserves, reduced by impairment charges.  The impairment charges primarily resulted from the mine being inactive and were based on reserve analyses.  The Company evaluates the recoverability of the carrying value, when circumstances indicate.  Based on management’s evaluation and on a September 2003 independent third party reserve estimate, management believes that no impairment has occurred through December 31, 2002 and September 30, 2003 (unaudited).

When the Estrades mines restarts active production operations, the first 450,000 tonnes of production is subject to a 2% net smelter royalty and production in excess of 450,000 tonnes is subject to a 3% net smelter royalty payable to a third party.  The Company is also contractually obligated to pay a 30% royalty on cash flows from production to a third party, after recoupment of cumulative capital expenditures estimated to be a minimum of $9 million subject to a possible upward adjustment for the cost of certain capital improvements of the property made by prior owners and operators.

Mineral exploration costs are expensed as incurred.  When it has been determined  that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body are capitalized.  Such costs, and estimated future development costs, will be amortized by the units of production method over the estimated useful life of the ore body based on proven and probable reserves.  Ongoing development expenditures to maintain production are generally charged to operations as incurred.

Significant payments related to the acquisition of land and mineral rights are capitalized.  If a mineable ore body is discovered, such costs are amortized when production begins using the units of production method based on proven and probable reserves.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Assets Held For Sale and Estimated Reorganization Liabilities - Assets held for sale consist of APMI’s mill facility and equipment. These assets are being held for sale and a portion of the sales proceeds are distributable to certain prior creditors of APMI under the provisions of a Plan of Reorganization as described in Note 3. The estimated distributable portion is recorded as “estimated reorganization liabilities” on the accompanying consolidated balance sheets.  At the date that the Plan of Reorganization was confirmed, these assets were stated at reorganization values and subsequently are reported at the lower of this carrying amount or fair value less costs to sell.  The amounts the Company will ultimately realize (and the periods of realization) could differ materially in the near term from the recorded carrying amounts (and from the periods of realization assumed).  Assets held for sale are not subject to depreciation under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.”

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents and accounts payable approximate fair value due to the short maturity of those instruments.   The fair values of accounts payable, affiliates, and notes payable, related parties, are not practicable to estimate based on the related party nature of the underlying transactions.

Income Taxes – Prior to March 2003, the Company had elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code.  Under these provisions, each shareholder reports his proportionate share of the Company’s loss on his individual income tax return.  Therefore, no provision or liability for federal or state income taxes was included in the accompanying financial statements.  In March 2003, the Company’s Subchapter S status was terminated.   The Company now recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company incurred no income taxes through June 30, 2003 (unaudited).  The Company has recorded a valuation allowance against expected tax benefits arising from net operating losses of APMI (which may be subject to certain restrictions) and from the operating losses from March through June 2003 (which are not significant) as realization of the asset is not assured.

Environmental Remediation Liabilities – The Company accounts for environmental remediation liabilities under Statement of Position 96-1 “Environmental Remediation Liabilities”, which requires the accrual of environmental remediation liabilities when the criteria for SFAS No. 5 “Accounting for Contingencies” are met.  As of December 31, 2002 and June 30, 2003 (unaudited), management does not anticipate significant environmental remediation liabilities.

Comprehensive Income – SFAS No. 130, “Reporting Comprehensive Income”, requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  The Company has no items of comprehensive income.

Accounting Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Stock-Based Compensation – SFAS No. 123, Accounting for Stock-Based Compensation, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.  There are no outstanding or issued stock options.

Recently Issued Accounting Pronouncements -  In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No.150 establishes new standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Under previous guidance, issuers could account for many of those instruments as equity. SFAS No. 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company believes that the adoption of SFAS No. 150 will not have a material impact on its results of operations or financial condition.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure”.  This statement amends SFAS No. 123, and establishes two alternative     methods of transition from the intrinsic value method to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 requires prominent disclosure about the effects on reported net income (loss) and requires disclosure for these effects in interim financial information. The provisions for the alternative transition methods are effective for fiscal years ending after December 15, 2002, and the amended disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company plans to continue accounting for stock-based compensation under APB 25. Therefore, this pronouncement is not expected to impact the Company's financial position or results of operations.

3.

 REORGANIZATION

In September 1998, Atlas, the former parent of APMI, filed a petition for relief under Chapter 11 of the federal bankruptcy laws in the United States Bankruptcy Court of the District of Colorado (the “Court”). On January 26, 1999, APMI and Atlas Gold Mining Inc. (which was merged into APMI in 2003) also filed for relief under Chapter 11.   Under a plan of reorganization approved by the Court on December 11, 1999, primarily all of Atlas’ and APMI’s liabilities were discharged for consideration of stock in a reorganized company and contingent cash distributions to be made upon the sale/realization of certain assets of the reorganized company.

As a result of the bankruptcy proceedings, the remaining claims against APMI are unsecured claims, for which the creditors could receive future cash distributions upon the sale of certain assets of a mill facility and related assets located near Eureka, Nevada, of which creditors would receive approximately 86.5% of net proceeds after payment of certain general and administration costs, and net of amounts retained by the Company under the deferred gain transaction (Note 5).

4.

DEFERRED ACQUISITON COSTS

The Company, through its Mexican subsidiary Metales Preciocos Atlas S.A. de C.V., has executed options to purchase two properties in Sinaloa, Mexico, both known to host precious and base metal mineralization.  The properties, Don Roman and Maria de Lourdes, are located approximately 85 miles northeast of Los Mochis and 12 miles from the town of Choix.  The Company has incurred $20,000 of deferred acquisition costs related to these options as of June 30, 2003 (unaudited).  The option agreements allow the Company exclusive rights to perform due diligence on the properties, while paying a monthly royalty based on the greater of 1.5% of net property income, or $1,250 per property beginning in July 2003.  The purchase price for each property is $250,000, reduced by the initial payments of $10,000 per property and the total of the monthly royalty payments, and is payable on or by May 31, 2008.  The Company may withdraw from the option agreement at any time, but will forfeit any monies paid prior to its withdrawal.

5.  DEFERRED GAIN

During 2002, Atlas entered into transactions with certain reorganization creditors whereby a portion of APMI’s “estimated reorganization liabilities” was effectively settled.  Atlas paid $59,000 to certain third party creditors in exchange for each creditor’s rights to receive future creditor distributions under APMI’s 2000 bankruptcy reorganization plan as well as to acquire the portion of APMI’s outstanding common stock owned by the creditors.  In 2003, APMI purchased these rights from Atlas for $59,000.    Under the bankruptcy reorganization plan, APMI is to sell the “assets held for sale” and distribute the related proceeds to its creditors.  At the date of the transaction, APMI had no other significant assets, therefore, the common stock acquired from the creditors was deemed to have little to no fair value.  The  carrying value of the former creditors portion of the estimated reorganization liabilities was approximately $201,000. APMI reduced its estimated reorganization liabilities by $201,000 and recorded a deferred gain of $142,000 because the ultimate realization of the gain is not assured until APMI sells its assets and distribute the proceeds, which management expects to occur over the next several years.

6.   STOCKHOLDERS' EQUITY

Transactions prior to 2002 – In January 1994, 3,780,000 shares of common stock were issued to the founders of the Company in exchange for less than $1,000 of cash.  In January 1997, the Company issued 2,400,000 shares of common stock to acquire Aurex, International, Inc. (“Aurex”).  Aurex was owned by the majority shareholders of the Company.  Aurex was an inactive entity, with no assets or liabilities other than certain gold exploration records (that had an insignificant recorded carrying value).  Due to the related party nature of the transaction, the Company recorded the acquisition at Aurex’s recorded carrying value.  In 2000, the Company issued 9,816,000 shares of common stock to acquire the Estrades Mine as described in Note 1.

2002 Transactions - During 2002 the company issued 45,000 shares of common stock to various individuals under subscription agreements at approximately $.42 per share and also issued 70,000 shares of common stock  in lieu of payment for the fair value of consulting services of $29,000 in aggregate (approximately $.42 per share).  Of the shares issued for services, 36,000 shares were issued to the brother of the Company’s president.

2003 Transactions (unaudited) - On March 24, 2003 the Company entered into a subscription agreement with Seabridge Gold Corporation (“Seabridge”) whereby Seabridge purchased 1,200,000 common shares of APMI for $500,000.  During first quarter 2003, the Company issued 89,000 common shares to various individuals in lieu of payment for the fair value of consulting services totaling $37,000.  Of the shares issued during the first quarter 2003 for service, 28,000 shares were issued to the son of a director.

At June 30, 2003 the Company issued 5,965,103 common shares for the acquisition of APMI and concurrently repurchased 2,400,000 common shares from the Company’s president and his wife, to be held as treasury stock, in exchange for a note payable totaling $1,136,000 (Note 7).

7.  RELATED PARTY TRANSACTIONS

At December 31, 2002, accounts payable, affiliates, consists of $34,000 due for engineering services related to the Estrades Mine that was rendered by an affiliated corporation owned 100% by the Company’s president.  The accrued liabilities were paid during the first quarter 2003 (unaudited).  At June 30, 2003, accounts payable, affiliates, consists of $87,000 due to Atlas for administrative and management services incurred by APMI and assumed by the Company in connection with the merger agreement (unaudited).

Through June 30, 2003, the majority shareholders of the Company paid substantially all of the Company’s general and administrative expenses on behalf of the Company.  At December 31, 2002, notes payable, related parties, consists of amounts due to the majority shareholders for these expenses, which were due on demand.  Pursuant to the merger agreement, the outstanding balance of these amounts ($88,000) was converted to a non-interest bearing short-term note payable due in January 2004 (unaudited).  Additionally, pursuant to the merger agreement, the Company purchased 2,400,000 shares of the Company’s common stock owned by the majority shareholders in exchange for a $1,136,000 non-interest bearing promissory note (unaudited).  Under this promissory note, $6,000 is due in January 2004 with monthly payments of $10,000 beginning in February 2004 through June 2013 (a total of $116,000 in 2004 and $120,000 per year thereafter).  The common shares repurchased and held in treasury collateralize this promissory note.  At June 30, 2003, current notes payable, related parties, consists of $88,000 due under the short-term promissory note and $56,000 due under the long-term promissory note.

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